FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 1 April 2009.

2.	Press release entitled, “ONGLYZA (Saxagliptin) cardiovascular profile acceptable according to FDA Advisory Committee”, dated 2 April 2009.

3.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 2 April 2009.

4.	Press release entitled, “FDA Advisory Committee documents for Seroquel XR available on AstraZeneca website”, dated 3 April 2009.

5.	Press release entitled, “Sale of AstraZeneca OTC product portfolio cleared by Swedish Competition Authority”, dated 6 April 2009.

6.	Press release entitled, “AstraZeneca receives FDA Complete Response Letter on Symbicort for the treatment of asthma in children 6 to 11 years old”, dated 6 April 2009.

7.	Press release entitled, “AstraZeneca files suit against Apotex for a declaratory judgment of infringement against PULMICORT RESPULES patents”, dated 7 April 2009.

8.	Press release entitled, “FDA Advisory Committee recommendation on Seroquel SR supplemental new drug applications”, dated 9 April 2009.

9.	Press release entitled, “Court grants AstraZeneca temporary order against Apotex in PULMICORT RESPULES patent litigation”, dated 17 April 2009.

10.	Press release entitled, “IRESSA (gefitinib) recommended for approval for the treatment of non-small cell lung cancer in Europe”, dated 23 April 2009.

11.	Press release entitled, “US Food and Drug Administration extends review timeline for ONGLYZA (Saxagliptin) New Drug Application”, dated 23 April 2009.

12.	Press release entitled, “AstraZeneca First Quarter Results 2009”, dated 29 April 2009.

13.	Press release entitled, “AstraZeneca PLC First Quarter Results 2009” (front half), dated 30 April 2009.

14.	Press release entitled, “AstraZeneca PLC First Quarter Results 2009 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 30 April 2009.

15.	Press release entitled, “AstraZeneca PLC Annual General Meeting : 30 April 2009”, dated 30 April 2009.

16.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 30 April 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 7 May 2009	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 31 March 2009, the interest of David Smith, a person discharging managerial responsibilities, in AstraZeneca PLC Ordinary Shares of $0.25 each, changed as detailed below.  The change in interest relates to the vesting of a previously announced award made in March 2006 under the AstraZeneca Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, David Smith has now become beneficially entitled to a percentage of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In addition, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.

Name	Number of Shares Awarded	Vesting Percentage	Number of Shares Lapsed	Number of Shares Vested	Number of Shares Withheld	Net Number of Shares
David Smith	14,231	89%	1,565	12,666	5,194	7,472

The market price of AstraZeneca PLC Ordinary Shares of $0.25 each on 31 March 2009 was 2451 pence.

A C N Kemp
Company Secretary
1 April 2009

Item 2

ONGLYZA (SAXAGLIPTIN) CARDIOVASCULAR PROFILE ACCEPTABLE ACCORDING TO FDA ADVISORY COMMITTEE

AstraZeneca and Bristol-Myers Squibb today announced that the U.S. Food and Drug Administration's (FDA) Endocrinologic and Metabolic Drugs Advisory Committee determined (by a vote of 10 to 2) that the data supporting the new drug application for ONGLYZA (saxagliptin) for the treatment of adults with type 2 diabetes were sufficient to rule out unacceptable cardiovascular risk relative to comparators in the programme.

The Advisory Committee unanimously recommended that the sponsors perform a post-marketing trial to confirm the cardiovascular profile of ONGLYZA. AstraZeneca and Bristol-Myers Squibb are working on a series of Phase IIIb and IV studies, including a large, controlled, randomised post-marketing trial, to further characterise the long-term clinical effectiveness as well as the cardiovascular profile of ONGLYZA. The companies will now work with the FDA to finalise the post-marketing trial design.

“We are encouraged by the Advisory Committee’s recommendation and look forward to ongoing discussions with the FDA. AstraZeneca and Bristol-Myers Squibb are committed to delivering new therapeutic options that offer real benefits to patients and healthcare providers,” said Howard Hutchinson, Chief Medical Officer, AstraZeneca.

ONGLYZA is an investigational, selective, reversible inhibitor of the dipeptidyl peptidase-4 (DPP-4) enzyme. The ONGLYZA application to the FDA includes use as a monotherapy, as an adjunct to diet and exercise, use in combination with three types of commonly used oral anti-diabetic (OAD) medications – metformin, thiazolidinediones and sulfonylureas (SUs) when the single agent alone does not provide adequate glycemic control, as an adjunct to diet and exercise – and use in initial combination therapy with metformin, as an adjunct to diet and exercise.

The Advisory Committee based its recommendation on review of data from the comprehensive ONGLYZA clinical development program, which included more than 5,000 individuals, more than 4,000 of whom were given ONGLYZA. Data presented included safety and efficacy results from six pivotal Phase 3 trials, in addition to comprehensive post hoc pooled analyses evaluating cardiovascular risk in the Phase IIb and Phase III studies, which included individuals followed for up to 2.5 years and more than 3,700 person-years of exposure to ONGLYZA. The post hoc pooled analyses did not show evidence of a cardiovascular safety signal in individuals taking ONGLYZA.

The FDA is not bound by the Advisory Committee’s recommendations, but takes its advice into consideration when reviewing new drug applications. Bristol-Myers Squibb and AstraZeneca will review the information leading to the Advisory Committee’s decision and continue to work closely with the FDA to support the review of ONGLYZA. The new drug application for ONGLYZA was submitted to the FDA on 30 June 2008, and has an action date of 30 April 2009.

ONGLYZA, an investigational drug under joint development by Bristol-Myers Squibb and AstraZeneca for the treatment of type 2 diabetes, was specifically designed to be a selective inhibitor with extended binding to the DPP-4 enzyme, with dual routes of clearance. ONGLYZA is being studied in ongoing and further planned clinical trials.

About DPP-4 Inhibitors
DPP-4 inhibitors are a class of compounds that work by affecting the action of natural hormones in the body called incretins. Incretins decrease elevated blood sugar levels (glucose) by increasing the body’s utilisation of sugar, mainly through increasing insulin production in the pancreas, and by reducing the liver’s production of glucose.

Bristol-Myers Squibb and AstraZeneca partnership
Bristol-Myers Squibb and AstraZeneca entered into collaboration in January 2007 to enable the companies to research, develop and commercialise two investigational drugs for type 2 diabetes – saxagliptin and dapagliflozin. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information visit www.bms.com.

ONGLYZA™ is a trademark of the Bristol-Myers Squibb Company

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

2 April 2009

- ENDS -

Item 3

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 1 April 2009, Mr Jean-Philippe Courtois, a Director of the Company, notified us that, on 31 March 2009, he purchased 2,135 AstraZeneca PLC USD0.25 Ordinary Shares at a price of 2299 pence per share.

Following this purchase, Mr Courtois has a total interest in 2,635 shares, which represents approximately 0.0002% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
2 April 2009

Item 4

FDA ADVISORY COMMITTEE DOCUMENTS FOR SEROQUEL XR AVAILABLE ON ASTRAZENECA WEB SITE

AstraZeneca is aware that earlier today, the US Food and Drug Administration (FDA) posted to its web site - and subsequently removed - briefing documents for the 8 April 2009 Psychopharmacologic Drugs Advisory Committee (PDAC) meeting. The PDAC meeting is scheduled to discuss the safety and efficacy data provided in supplemental new drug applications (sNDA) for SEROQUEL XR proposed for the treatment of major depressive disorder (MDD) and generalized anxiety disorder (GAD).

AstraZeneca understands that some people accessed these documents before they were removed from the FDA site. To ensure that all investors have access to the information contained in the previously released FDA briefing materials, the company has now posted these documents, along with the AstraZeneca briefing documents, to its web site.

A link can be found on the AstraZeneca homepage at www.astrazeneca.com

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

3 April 2009

- ENDS -

Item 5

SALE OF ASTRAZENECA OTC PRODUCT PORTFOLIO CLEARED BY SWEDISH COMPETITION AUTHORITY

AstraZeneca today announced that the Competition Authority in Sweden has approved the divestment to GlaxoSmithKline of a portfolio of over-the-counter (OTC) products.

Under the agreement, which was announced in November 2008, AstraZeneca receives SEK 1770 million, approximately $220 million at current exchange rates. The OTC brands, predominantly sold in Sweden, include analgesics Alvedon and Reliv, Nezeril/Nasin for decongestion, Minifom for gastrointestinal disorder and Duroferon for treatment of iron deficiency.

The divestment will be reflected in "other operating income” in AstraZeneca’s second quarter accounts.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

6 April 2009

- ENDS -

Item 6

ASTRAZENECA RECEIVES FDA COMPLETE RESPONSE LETTER ON SYMBICORT FOR THE TREATMENT OF ASTHMA IN CHILDREN 6 TO 11 YEARS OLD

AstraZeneca today announced the company has received a Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) for SYMBICORT (budesonide/formoterol fumarate dihydrate) pressurized metered dose inhaler (pMDI) for the long-term maintenance treatment of asthma in pediatric patients ages 6-11 years.

The FDA stated that AstraZeneca did not provide adequate data to establish the appropriate dose or doses of the individual components of SYMBICORT – budesonide and formoterol – and to establish how the individual components contribute to the combination product, in pediatric patients ages 6-11 years.  AstraZeneca is evaluating the CRL and will provide a response to the Agency in due course.

SYMBICORT was approved in the US in July 2006 for the long-term maintenance treatment of asthma in patients 12 years of age and older and in February 2009 for the maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema. The CRL has no impact on the current prescribing information for the treatment of patients taking SYMBICORT for approved indications in asthma and COPD.

NOTES TO EDITORS:

About SYMBICORT
In the US, SYMBICORT is indicated for the long-term maintenance treatment of asthma in patients 12 years of age and older. Administered twice daily, SYMBICORT is a combination of two proven respiratory medications – budesonide, an inhaled corticosteroid (ICS), and formoterol, a rapid and long-acting beta2-agonist (LABA). SYMBICORT 160/4.5 mcg is also indicated for the maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema. For patients with COPD, the approved dosage of SYMBICORT is 160/4.5 mcg two inhalations twice daily.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

ASTRAZENECA CONTACTS

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

6 April 2009

-ENDS-

Item 7

ASTRAZENECA FILES SUIT AGAINST APOTEX FOR A DECLARATORY JUDGMENT OF INFRINGEMENT AGAINST PULMICORT RESPULES PATENTS

AstraZeneca has filed a lawsuit in the US District Court for the District of New Jersey against Apotex (Apotex, Inc. and Apotex Corp.) seeking a declaration of patent infringement. On 30 March 2009, the US FDA granted approval for a generic version of AstraZeneca's PULMICORT RESPULES (budesonide inhalation suspension) to Apotex.  The lawsuit follows Apotex’s indication of intent to market a generic version of AstraZeneca’s PULMICORT RESPULES in the US prior to the expiration of AstraZeneca’s patents.

Additionally, AstraZeneca has filed a Motion for Interim Relief seeking to prohibit sales of Apotex’s generic product until the patent infringement case has concluded.  The Court has indicated that it will hear oral arguments regarding the motion on 16 April 2009.

AstraZeneca has full confidence in the strength of its intellectual property rights protecting PULMICORT RESPULES and will continue to vigorously defend and enforce its intellectual property.

Patents covering PULMICORT RESPULES expire in 2018 with pediatric exclusivity extending to 2019.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States. Full-year US sales for PULMICORT in 2008 totalled $982 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

7 April 2009

- ENDS -

Item 8

FDA ADVISORY COMMITTEE RECOMMENDATION ON SEROQUEL XR SUPPLEMENTAL NEW DRUG APPLICATIONS

On 8 April 2009, the U.S. Food and Drug Administration (FDA) Psychopharmacologic Drugs Advisory Committee (PDAC) conducted a review of the safety and efficacy of supplemental new drug applications (sNDA) for SEROQUEL XR (quetiapine fumarate) extended-release tablets proposed for the treatment of major depressive disorder (MDD) and generalised anxiety disorder (GAD).

The Advisory Committee concluded:

•	SEROQUEL XR was shown to be effective in MDD as both monotherapy and adjunctive therapy, and shown to be effective in GAD as monotherapy.
•	SEROQUEL XR was shown to be acceptably safe as an adjunctive treatment for MDD.
•	SEROQUEL XR was not shown to be acceptably safe as a monotherapy for broad treatment for MDD.
•	The committee was undecided as to whether SEROQUEL XR was shown to be acceptably safe in certain instances as a monotherapy treatment for MDD.
•	SEROQUEL XR was not shown to be acceptably safe as a monotherapy for the treatment of GAD.

Howard Hutchinson, M.D., Chief Medical Officer of AstraZeneca, said: “We are pleased that the committee found SEROQUEL XR to be effective and acceptably safe for use as adjunctive therapy for the treatment of MDD. Although the committee recognised the effectiveness of SEROQUEL XR as monotherapy for MDD and GAD, they had concerns around the long-term safety profile in these new populations. We look forward to having further discussions with the FDA regarding both sNDAs.”

The FDA frequently convenes advisory committee meetings to obtain independent expert guidance and recommendations on clinical matters. While the FDA is not required to follow this guidance, the agency usually takes the advice into consideration when rendering its final decisions on pending applications and other public health matters.

SEROQUEL XR is not approved for the treatment of MDD and GAD.

NOTE TO EDITORS:

Questions to the Advisory Committee	Yes	No	Abstain
1. Has SEROQUEL XR been shown to be effective as a treatment of:
• MDD as an adjunct therapy?	9	1	0
• MDD as a monotherapy?	8	1	1
• GAD as a monotherapy?	7	2	1

2. Has SEROQUEL XR been shown to be acceptably safe as an adjunctive treatment for MDD?	6	3	0
3. Has SEROQUEL XR been shown to be acceptably safe as a treatment for:
• MDD as a monotherapy?	0	9	0
• GAD as a monotherapy?	0	9	0

4. Has SEROQUEL XR been shown to be acceptably safe in certain instances as a treatment:
• MDD as a monotherapy?	4	4	1
• GAD as a monotherapy?	2	6	1

In due course the full vote will be available on the FDA web site.

About SEROQUEL XR and SEROQUEL
SEROQUEL XR, a once-daily, extended-release tablet formulation of SEROQUEL, was approved in the U.S. in 2007 for the acute and maintenance treatment of schizophrenia in adult patients and in October 2008 for the acute treatment of the depressive episodes associated with bipolar disorder, the manic and mixed episodes associated with bipolar I disorder, and the maintenance treatment of bipolar I disorder as adjunctive therapy to lithium or divalproex.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries US:
Michele Meeker	+1 302 885 6351
Kirsten Evraire	+1 302 885 0435

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

 9 April 2009

- ENDS -

Item 9

COURT GRANTS ASTRAZENECA TEMPORARY RESTRAINING ORDER
AGAINST APOTEX IN PULMICORT RESPULES PATENT LITIGATION

On 16 April 2009, the US District Court for the District of New Jersey granted AstraZeneca’s request for a temporary restraining order, barring Apotex (Apotex, Inc. and Apotex Corp.) from launching a generic version of AstraZeneca’s PULMICORT RESPULES until further order of the court.  On 27 April 2009, the court will commence a hearing to determine whether the injunction should be continued.

On 30 March 2009, the US FDA granted approval for a generic version of AstraZeneca's PULMICORT RESPULES (budesonide inhalation suspension) to Apotex.  AstraZeneca then filed suit following Apotex’s indication of intent to market a generic version of AstraZeneca’s PULMICORT RESPULES in the US prior to the expiration of AstraZeneca’s patents.

AstraZeneca has full confidence in the strength of its intellectual property rights protecting PULMICORT RESPULES and will continue to vigorously defend and enforce its intellectual property.

Patents covering PULMICORT RESPULES expire in 2018 with pediatric exclusivity extending to 2019.

About Pulmicort Respules
PULMICORT RESPULES is a preventive, maintenance asthma medicine indicated for use in children 12 months to 8 years of age in the United States. Full-year US sales for PULMICORT in 2008 totalled $982 million, about 90 percent of which is accounted for by PULMICORT RESPULES.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Inquiries US:
Emily Denney	+1 302 885 3451

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

17 April 2009

- ENDS -

Item 10

IRESSA (GEFITINIB) RECOMMENDED FOR APPROVAL FOR THE TREATMENT OF NON-SMALL CELL LUNG CANCER IN EUROPE

AstraZeneca announced today that the Committee for Medicinal Products for Human Use (CHMP), the scientific advisory committee of the European Medicines Agency (EMEA), has issued a positive opinion supporting approval of the targeted oral anti-cancer drug, IRESSA (gefitinib).

The CHMP has recommended the approval of IRESSA for adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) with activating mutations of EGFR-TK (epidermal growth factor receptor-tyrosine kinase), in all lines of therapy.

IRESSA acts by inhibiting the tyrosine kinase enzyme in the EGFR, thus blocking the transmission of signals involved in the growth and spread of tumours. A mutation in the EGFR is a characteristic occurring in 10-15% of lung cancers in Europe, and studies have shown that these types of tumours are particularly sensitive to IRESSA. There are approximately 106,000 new cases of advanced lung cancer in Europe (top 5 countries) per year.

Anders Ekblom, Executive Vice President for Development at AstraZeneca, said: "Today’s positive CHMP opinion on IRESSA is an important step towards addressing the great unmet medical need of lung cancer patients in Europe, and supports AstraZeneca’s personalised healthcare strategy to develop the right medicine for the right patient. If IRESSA is approved, for the first time patients with these types of tumours will have a better alternative to chemotherapy as a first-line treatment.”

The CHMP opinion is based on a submission package including two pivotal Phase III studies, IPASS and INTEREST.

The IPASS study exceeded its primary objective, demonstrating superior progression-free survival (PFS, the time a patient lives without their cancer progressing), greater objective response rate (ORR, tumour shrinkage), improved tolerability and significant quality of life benefits for IRESSA compared to carboplatin/paclitaxel doublet chemotherapy in clinically selected first-line patients in Asia. However, the treatment effect was not constant over time, with the probability of being progression-free in favour of carboplatin/paclitaxel in the first 6 months and in favour of IRESSA in the following 16 months. This was likely due to the different effect of IRESSA in subgroups defined by EGFR tumour mutation status. PFS was significantly longer for IRESSA than doublet chemotherapy in patients with EGFR mutation positive tumours, and significantly longer for doublet chemotherapy than IRESSA in patients with EGFR mutation negative tumours.

The INTEREST study met its primary objective, demonstrating equivalent overall survival (OS) and significant quality of life benefits for IRESSA compared to standard chemotherapy (docetaxel) in the pre-treated setting. Pre-planned sub-group analyses showed a significant improvement in PFS and ORR for IRESSA over docetaxel in patients with EGFR mutation positive tumours.

AstraZeneca will be required to conduct a Follow-up Measure Study, to generate further data in a Caucasian NSCLC patient population.  AstraZeneca is in discussion with the CHMP to finalise the study design and endpoints.

The CHMP positive opinion is now referred for final action to the European Commission, which grants marketing approval in the European Union.

IRESSA is already an established therapy for pre-treated NSCLC in the Asia-Pacific region, where AstraZeneca is in consultation with regulatory authorities to discuss the potential use of IRESSA in first-line therapy.

NOTES TO EDITORS:

In 2005, AstraZeneca withdrew its EU marketing authorisation application for IRESSA following data from the Phase III international ISEL study in pre-treated patients not eligible for further chemotherapy. ISEL did not meet its primary objective of a statistically significant improvement in OS for IRESSA compared to placebo, but did confirm a number of important clinical benefits for IRESSA including tumour shrinkage and a significant improvement in time to treatment failure. The refractory* nature of the ISEL population is the most likely explanation for the magnitude of the survival improvement with IRESSA compared to placebo not reaching statistical significance.

* Patients whose tumours had grown during or soon after receiving prior chemotherapy

Following delivery of the INTEREST data, AstraZeneca submitted a new regulatory package to the EMEA in May 2008; the IPASS data were added to the submission package when they became available in Q3 2008.

There is a rolling programme of approvals and licence updates for IRESSA around the world in a broad second-line population based on data from the INTEREST study.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

CONTACTS:

Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 April 2009

- ENDS -

Item 11

US FOOD AND DRUG ADMINISTRATION EXTENDS REVIEW TIMELINE
FOR ONGLYZA (SAXAGLIPTIN) NEW DRUG APPLICATION

AstraZeneca and Bristol-Myers Squibb reported today that the US Food and Drug Administration (FDA) has determined it needs additional time to complete the review of the New Drug Application (NDA) for ONGLYZA (saxagliptin) for the treatment of type 2 diabetes. Accordingly, the FDA has extended the Prescription Drug User Fee Act (PDUFA) date from 30 April 2009 to 30 July 2009. The NDA for ONGLYZA was submitted to the FDA on 30 June 2008. The companies continue to work closely with the FDA to support the review of ONGLYZA.

ONGLYZA is an investigational, selective, reversible inhibitor of the dipeptidyl peptidase-4 (DPP-4) enzyme under joint development by Bristol-Myers Squibb and AstraZeneca for the treatment of type 2 diabetes. The ONGLYZA application to the FDA includes use as a monotherapy, as an adjunct to diet and exercise, use in combination with three types of commonly used oral anti-diabetic (OAD) medications - metformin, thiazolidinediones and sulfonylureas (SUs) when the single agent alone does not provide adequate glycemic control, as an adjunct to diet and exercise – and use in initial combination therapy with metformin, as an adjunct to diet and exercise.

Bristol-Myers Squibb and AstraZeneca Partnership
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialize two investigational drugs for type 2 diabetes – ONGLYZA and dapagliflozin. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to extend and enhance human life. For more information, visit www.bms.com.

ONGLYZA™ is a trademark of the Bristol-Myers Squibb Company

CONTACTS:
Media Enquiries UK:
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 20 7304 5045 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)

Media Enquiries US:
Jim Minnick	+1 302-886-5135

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

23 April 2009

- ENDS -

Item 12

AstraZeneca First Quarter Results 2009

Tomorrow, Thursday, 30 April 2009, AstraZeneca will release First Quarter Results 2009 at 11:00 BST.

There will be an analyst teleconference covering the results at 13:00BST for which the numbers are: UK: 0800 012 1327 for Sweden: 0200 110 487, for US: 1 866 804 8688 and for International:  +44 (0)844 8000 810.  These numbers, and details of the replay facility available through 17:00BST Friday, 15 May 2009, are available on the Investors section of the AstraZeneca website www.astrazeneca.com.

Item 13

AstraZeneca PLC

FIRST QUARTER RESULTS 2009

London, 30 April 2009

Sales for the first quarter increased by 7 percent at constant exchange rates (CER) to $7,701 million.

-Crestor sales increased by 35 percent at CER.

-Emerging Markets sales increased by 15 percent at CER.

-Benefit to US sales of Toprol-XL from withdrawal of some generic competitors.

Core operating profit increased by 19 percent at CER to $3,362 million.

-Core operating margin improved on sales growth, operational efficiencies, higher other income from disposals and currency benefit.

Core EPS increased by 20 percent at CER to $1.58.

Reported EPS increased by 39 percent at CER to $1.48.

-Reported EPS growth rate affected by higher intangible impairment and restructuring costs last year.

Progress on previously announced restructuring programmes on track.

Strong cash performance; after payment of the second interim dividend of $2,103 million, net debt was reduced by a further $321 million since 31 December.

Core EPS guidance confirmed; Core EPS target remains $5.15 to $5.45.

On 23 April, the European CHMP recommended approval of Iressa.

-Recommendation is for adults with locally advanced or metastatic non-small cell lung cancer with activating mutations of EGFR-TK, in all lines of therapy.

       Financial Summary

Group	1st Quarter 2009 $m	1st Quarter 2008 $m	Actual %	CER %
Revenue	7,701	7,677	-	+7
Reported
Operating Profit	3,163	2,257	+40	+37
Profit before Tax	3,003	2,143	+40	+36
Earnings per Share	$1.48	$1.03**	+44	+39
Core*
Operating Profit	3,362	2,765	+22	+19
Profit before Tax	3,202	2,651	+21	+17
Earnings per Share	$1.58	$1.28	+24	+20

*
Core financial measures are supplemental non-GAAP measures which management believe useful to understanding the Company’s performance; it is upon these measures that financial guidance for 2009 is based.  See page 8 for a definition of Core financial measures and a reconciliation of Core to Reported financial measures.

**
Included in Reported EPS for Q1 2008 is a ($0.12) charge for impairment of intangible assets related to Ethyol, a product acquired with MedImmune, arising from an “at risk” launch of a generic product by Sun Pharmaceutical Industries, Ltd., prior to the conclusion of ongoing patent litigation.

David Brennan, Chief Executive Officer, said:  “Our business has proved to be resilient in the first quarter, the result of excellent execution in driving growth in key product franchises and in all regions, whilst delivering improvements in operating efficiency. Our full year target for Core EPS remains unchanged, reflecting our continued caution about the 2009 outlook for the pharmaceutical sector in the context of global economic conditions.”

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased by 7 percent at CER, but were unchanged on an as reported basis as a result of the negative impact of exchange rate movements.  Sales in the US were up 7 percent compared with the first quarter 2008 which was affected by higher levels of destocking.  Sales in the US also benefited from increased Toprol-XL franchise sales as two generic competitors withdrew their products from the market.  Excluding Toprol-XL, US sales increased by 3 percent.  Group sales in the Rest of World were up 7 percent.  Sales in Established Markets were up 4 percent.  Strong sales growth continued in Emerging Markets; the 15 percent increase in these markets accounted for more than half of Rest of World sales growth.

Core operating profit in the first quarter was up 19 percent to $3,362 million, as a result of sales growth and operational efficiencies together with higher other income related to proceeds from the agreement returning Abraxane® co-promotion rights to Abraxis BioScience LLC.  Reported operating profit increased by 37 percent to $3,163 million, chiefly as a result of the Ethyol impairment charge and somewhat higher restructuring costs taken in the first quarter of 2008.

Core earnings per share in the first quarter were $1.58 compared with $1.28 in the first quarter 2008, a 20 percent increase at CER.  Reported earnings per share in the first quarter were $1.48, up 39 percent compared with the first quarter 2008, in line with the previously identified factors affecting reported operating profit growth.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline was presented in conjunction with the Full Year 2008 results and the pipeline table remains available on the Company’s website, www.astrazeneca.com, under information for investors.

Developments since the last update include:

Symbicort

On 27 February, AstraZeneca announced that the US Food and Drug Administration (FDA) has approved Symbicort for the twice daily maintenance treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema.

On 6 April, AstraZeneca announced the Company has received a Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) for Symbicort pressurised metered dose inhaler (pMDI) for the long-term maintenance treatment of asthma in paediatric patients ages 6-11 years. The FDA stated that AstraZeneca did not provide adequate data to establish the appropriate dose or doses of the individual components of Symbicort – budesonide and formoterol – and to establish how the individual components contribute to the combination product, in paediatric patients ages 6-11 years.  AstraZeneca is evaluating the CRL and will provide a response to the Agency in due course.

ONGLYZATM

On 1 April, AstraZeneca and Bristol-Myers Squibb announced that the FDA’s Endocrinologic and Metabolic Drugs Advisory Committee determined (by a vote of 10 to 2) that the data supporting the new drug application for ONGLYZATM (saxagliptin) for the treatment of adults with type 2 diabetes were sufficient to rule out unacceptable cardiovascular risk relative to comparators in the programme.

The Advisory Committee unanimously recommended that the sponsors perform a post-marketing trial to confirm the cardiovascular profile of ONGLYZATM. AstraZeneca and Bristol-Myers Squibb are working on a series of Phase IIIb and IV studies, including a large, controlled, randomised post-marketing trial, to further characterise the long-term clinical effectiveness as well as the cardiovascular profile of ONGLYZATM. The companies will now work with the FDA to finalise the post-marketing trial design.

The new drug application for ONGLYZATM was submitted to the FDA on 30 June 2008.

On 23 April, AstraZeneca and Bristol-Myers Squibb reported that the FDA has determined it needs additional time to complete the review of the New Drug Application (NDA) for ONGLYZATM for the treatment of type 2 diabetes. Accordingly, the FDA has extended the Prescription Drug User Fee Act (PDUFA) date from 30 April 2009 to 30 July 2009.  The companies continue to work closely with the FDA to support the review of ONGLYZATM.

AstraZeneca PLC

Seroquel XR

On 8 April 2009, the FDA Psychopharmacologic Drugs Advisory Committee (PDAC) conducted a review of the safety and efficacy of supplemental new drug applications (sNDA) for Seroquel XR proposed for the treatment of major depressive disorder (MDD) and generalised anxiety disorder (GAD).

The FDA frequently convenes advisory committee meetings to obtain independent expert guidance and recommendations on clinical matters.  While the FDA is not required to follow this guidance, the agency usually takes the advice into account when rendering its final decisions on pending applications and other public health matters.

The Advisory Committee concluded:

•	Seroquel XR was shown to be effective in MDD as both monotherapy and adjunctive therapy, and shown to be effective in GAD as monotherapy.
•	Seroquel XR was shown to be acceptably safe as an adjunctive treatment for MDD.
•	Seroquel XR was not shown to be acceptably safe as a monotherapy for broad treatment for MDD.
•	The committee was undecided as to whether Seroquel XR was shown to be acceptably safe in certain instances as a monotherapy treatment for MDD.
•	Seroquel XR was not shown to be acceptably safe as a monotherapy for the treatment of GAD.

The Company looks forward to having further discussions with the FDA regarding both sNDAs.

Crestor

In April, AstraZeneca submitted an sNDA to the FDA to amend the Crestor label to reflect the significant reductions in cardiovascular events demonstrated in the landmark JUPITER clinical trial.  Regulatory submissions in Europe are planned for later this quarter.

Iressa

On 23 April, the Company announced that the Committee for Medicinal Products for Human Use (CHMP), the scientific advisory committee of the European Medicines Agency (EMEA), has issued a positive opinion supporting approval of the targeted oral anti-cancer drug, Iressa.

The CHMP has recommended the approval of Iressa for adults with locally advanced or metastatic non-small cell lung cancer (NSCLC) with activating mutations of EGFR-TK (epidermal growth factor receptor-tyrosine kinase), in all lines of therapy.

AstraZeneca will be required to conduct a Follow-up Measure Study, to generate further data in a Caucasian NSCLC patient population.  AstraZeneca is in a discussion with CHMP to finalise the study design and endpoints.

The CHMP positive opinion is now referred for final action to the European Commission, which grants marketing approval in the European Union.

Enhancing Productivity

In the first quarter, $72 million in restructuring and synergy costs were charged to the accounts in relation to previously announced business reshaping programmes which, when fully implemented, are expected to deliver benefits of $2.1 billion per annum by the end of 2010, with a further $0.4 billion by 2013.

All programmes remain on track for costs incurred and benefits achieved.

AstraZeneca PLC

Future Prospects

The strong first quarter sales performance reflects determined execution of our plans combined with the favourable impact in the US related to the Toprol-XL market.

Global economic conditions remain difficult.  Management believes that continued caution is warranted when assessing the potential impact of these conditions on the pharmaceutical sector and AstraZeneca.  For the full year, the Company confirms that its guidance for Core EPS remains in the range of $5.15 to $5.45.  Actual performance within this range is dependent on the extent of the impact of the downward pressures from the global economy.

This Core EPS guidance has been based on January 2009 average exchange rates for our principal currencies, and actual first quarter results were broadly in line with this currency assumption.  The target takes no account of the likelihood that average exchange rates for the remainder of 2009 may differ materially from the rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar was provided in conjunction with the Full Year 2008 results announcement, and can be found on the AstraZeneca website.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %
	2009 $m	2008 $m
Nexium	1,192	1,238	+2
Losec/ Prilosec	211	252	-15
Total	1,427	1,510	-

•
In the US, Nexium sales in the first quarter were $705 million, down 4 percent compared with first quarter last year.  Dispensed retail tablet volume increased by 3.6 percent; average realised selling prices were around 9 percent lower.

•
Nexium sales in other markets were up 12 percent to $487 million.  Sales in Western Europe increased by 8 percent despite the 35 percent decline in Germany.  Sales in Emerging Markets were up 19 percent, including good growth in China.

•	Prilosec sales in the US were down 62 percent in the first quarter following generic entry of the 40mg dosage form in the second half of 2008.
•	Losec sales in other markets were down 4 percent, although sales were up 14 percent in Emerging Markets.

AstraZeneca PLC
Cardiovascular

	First Quarter		CER %
	2009 $m	2008 $m
Crestor	969	772	+35
Seloken / Toprol-XL	288	190	+59
Atacand	323	346	+6
Plendil	61	66	-5
Zestril	47	59	-14
Total	1,810	1,571	+24

•
In the US, Crestor sales in the first quarter were $478 million, a 35 percent increase over last year.  Crestor total prescriptions increased by 24 percent, more than 4 times the market growth rate of 5 percent.  Crestor remains the only branded statin to gain market share; Crestor share of total prescriptions in the US reached 10.3 percent in March 2009.

•
Crestor sales in Rest of World were up 34 percent to $491 million.  Crestor year-to-date volume growth was 4 times the market growth rate.  Sales in Canada were up 26 percent.   Sales in Established Markets grew by 34 percent. There was strong growth in Western Europe (up 22 percent), where Crestor volume share is over 20 percent in France and Italy.  Sales in Australia were up 96 percent, and sales in Japan grew by 61 percent.  Sales in Emerging Markets increased by 41 percent.  Crestor has become the market leading statin by value and volume in Mexico.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 175 percent to $176 million.  This increase is the result of the withdrawal of two generic products from the market.  It is difficult to ascertain as to when or if these products will return to the market or when potential new entrants will be approved.  AstraZeneca is making every effort to increase the supply of Toprol-XL and the authorised generic to meet patient needs.

•	Sales of Seloken in other markets in the first quarter were up 1 percent. The 14 percent growth in Emerging Markets more than offset the 26 percent decline in Western Europe.
•	US sales for Atacand were down 2 percent in the quarter. Sales in the Rest of World were up 7 percent on broadly equal contribution for Established and Emerging markets.

AstraZeneca PLC

Respiratory and Inflammation

	First Quarter		CER %
	2009 $m	2008 $m
Symbicort	515	471	+24
Pulmicort	292	411	-26
Rhinocort	64	80	-15
Oxis	12	17	-12
Accolate	16	18	-6
Total	935	1,040	-1

•
Symbicort sales in the US were $99 million, a 125 percent increase over the first quarter last year, fuelled by continued growth in asthma and the launch of the COPD indication.  Symbicort share of new prescriptions for fixed combination products increased to 12.8 percent in March 2009, paced by a market share of patients new to combination therapy that is now over 20 percent.

•
Symbicort sales in other markets in the first quarter were $416 million, 13 percent ahead of last year.  Sales in Western Europe were up 12 percent.  Emerging Market sales were up 19 percent in the quarter.

•
US sales for Pulmicort were down 37 percent to $173 million.   Pulmicort Respules sales were down 42 percent.  The dispensed prescription share attributable to the Teva generic product was 52 percent in the quarter, which is lower than expected.  As a result, the impact on Pulmicort Respules sales will likely persist through the second quarter.

•	Sales of Pulmicort in the Rest of World were down 3 percent in the quarter, to $119 million.

Oncology

	First Quarter		CER %
	2009 $m	2008 $m
Arimidex	463	430	+14
Casodex	236	316	-27
Zoladex	232	255	-
Iressa	68	58	+10
Faslodex	59	56	+14
Nolvadex	20	18	+6
Ethyol	4	14	-71
Total	1,083	1,165	-3

•	In the US, sales of Arimidex were up 20 percent in the first quarter to $219 million. Total prescriptions for Arimidex were down 3 percent, in line with the market decline of around 2 percent.
•	Arimidex sales in other markets were up 10 percent to $244 million. Sales in Western Europe were up 10 percent, whilst sales in Emerging Markets increased by 21 percent.
•
Casodex sales in the US were down 18 percent in the first quarter to $54 million.  Total prescriptions were down 5 percent, and there was some destocking in anticipation of generic entry following loss of market exclusivity in April.

•
Casodex sales in the Rest of World were down 29 percent to $182 million.  Sales in Western Europe declined by 58 percent as a result of the generic competition that began in the third quarter of last year.

•	Iressa sales were up 10 percent to $68 million. Sales in China were up 42 percent and sales in Japan increased by 12 percent over last year.
•	Faslodex sales were up 4 percent in the US and were up 23 percent in the Rest of World.

AstraZeneca PLC
Neuroscience

	First Quarter		CER %
	2009 $m	2008 $m
Seroquel	1,125	1,050	+11
Zomig	101	107	+1
Total	1,432	1,378	+9

•
In the US, Seroquel sales were up 14 percent to $800 million.  With the indications for bipolar depression and bipolar mania now launched for Seroquel XR, the market-leading 31.5 percent share of total prescriptions for antipsychotics for Seroquel franchise was broadly unchanged in the quarter.  Total prescriptions increased by 3 percent, with more than 80 percent of this increase attributable to Seroquel XR.

•	Seroquel sales in the Rest of World were up 6 percent despite the 68 percent decline in Canada due to generic competition, on the strength of a 19 percent increase in Western Europe.
•	Zomig sales in the US were down 2 percent to $43 million. Sales in the Rest of World were up 3 percent to $58 million.

Infection and Other

	First Quarter		CER %
	2009 $m	2008 $m
Synagis	545	519	+5
Merrem	202	213	+8
FluMist	2	-	n/a
Total	792	787	+5

•	Sales of Synagis were up 5 percent to $545 million. Sales in the US were $471 million, a 3 percent increase. Sales in the Rest of World increased by 17 percent to $74 million.

Geographic Sales

	First Quarter		CER %
	2009 $m	2008 $m
North America	3,891	3,723	+6
US	3,624	3,401	+7
Established ROW*	2,834	2,973	+4
Emerging ROW	976	981	+15

*Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New
Zealand.

•
In the US, sales were up 7 percent.  Excluding Toprol-XL, sales increased by 3 percent.  Estimated underlying demand growth was below reported sales growth as a result of higher levels of destocking in the prior year quarter.  Crestor and Symbicort were the key drivers of underlying demand growth in the quarter, more than offsetting the sales declines for Pulmicort Respules and Nexium.

•
Sales in the Established Rest of World segment were up 4 percent.  Sales in Western Europe were up 2 percent, as growth for Crestor, Seroquel and Symbicort more than offset the decline in Casodex sales resulting from generic competition.  Sales in Japan were up 10 percent chiefly on sales growth for Crestor and the oncology franchise.  Crestor was the primary driver of the 14 percent increase in sales in Australia.

•
Sales in Emerging Markets were up 15 percent.  More than one-third of the increase is attributable to Crestor and Nexium; the balance achieved across a broad range of product franchises.  Sales in Emerging Europe were up 16 percent.  Sales in China increased by 35 percent in the quarter.

AstraZeneca PLC
Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures are non-GAAP measures which management believe useful to understanding the Group’s performance.  The Core financial measure is adjusted to exclude certain items, such as charges and provisions related to restructuring and synergy programmes, amortisation and the impairment of the significant intangibles arising from corporate acquisitions and those related to our current and future exit arrangements with Merck in the US, and other specified items.

First Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.
	Reported 2009	Restructuring and synergy costs	MedImmune Amortisation	Intangible Impairment	Merck Amortisation	Core 2009	Core 2008	Actual %	CER %
Sales	7,701	-	-	-	-	7,701	7,677	-	7
Cost of Sales	(1,383)	31	-	-	-	(1,352)	(1,470)
Gross Margin	6,318	31	-	-	-	6,349	6,207	2	8
% sales	82.0%					82.4%	80.9%	+1.5	+0.9
Distribution	(64)	-	-	-	-	(64)	(66)	(3)	16
% sales	0.8%					0.8%	0.9%	+0.1	-0.1
R&D	(980)	-	-	-	-	(980)	(1,182)	(17)	-
% sales	12.7%					12.7%	15.4%	+2.7	+1.0
SG&A	(2,376)	41	76	-	23	(2,236)	(2,345)	(5)	5
% sales	30.9%					29.1%	30.6%	+1.5	+0.5
Other income	265	-	28	-	-	293	151	94	111
% sales	3.4%					3.8%	2.0%	+1.8	+1.9
Operating Profit	3,163	72	104	-	23	3,362	2,765	22	19
% sales	41.0%					43.6%	36.0%	+7.6	+4.2
Net finance expense	(160)	-	-	-	-	(160)	(114)
Profit before Tax	3,003	72	104	-	23	3,202	2,651	21	17
Taxation	(859)	(21)	(30)	-	-	(910)	(782)
Profit after Tax	2,144	51	74	-	23	2,292	1,869	23	19
Minority Interests	2	-	-	-	-	2	(2)
Net Profit	2,146	51	74	-	23	2,294	1,867	23	19
Weighted Average Shares	1,447	1,447	1,447	1,447	1,447	1,447	1,457
Earnings per Share	1.48	0.03	0.05	-	0.02	1.58	1.28	24	20

Sales were unchanged on a reported basis and grew by 7 percent on a constant currency basis.  Currency movements resulted in a negative impact of 7 percent.

Core gross margin of 82.4 percent in the first quarter was 0.9 percentage points higher than last year in constant currency terms. Lower payments to Merck (0.7 percentage points) and continued efficiency gains and mix factors (1.1 percentage points) were partially offset by higher royalty payments (0.9 percentage points).

Core R&D expenditure was $980 million in the first quarter, unchanged from last year in constant currency terms as increased costs associated with the growing number of later stage pipeline projects were offset by continued R&D productivity improvements.

Core SG&A costs of $2,236 million were 5 percent higher than the first quarter of 2008 as a result of continued investment in Emerging Markets and the phasing of certain costs within G&A, partially offset by operational efficiencies.

Core other income of $293 million was $142 million higher than the first quarter of 2008, chiefly as a result of the Abraxane® disposal.

Core operating profit was $3,362 million, an increase of 19 percent at CER, up 22 percent on an as reported basis. Currency movements increased Core operating profit by 3 percent. In comparison with last year, the dollar was 15 percent stronger against the euro (reducing sales and costs), 33 percent stronger against the Swedish krona (reducing costs), and 38 percent stronger against sterling (reducing costs).  On a constant currency basis, Core operating margin increased by 4.2 percentage points to 43.6 percent of sales, as a result of sales growth, efficiencies in gross margin, SG&A and R&D, as well as the Abraxane® disposal within other income.

AstraZeneca PLC

Core earnings per share in the first quarter were $1.58, up 20 percent at CER, as the increase in Core operating profit and the lower tax rate was partially offset by higher net finance expense.  Core earnings per share on an as reported basis, including a currency benefit of 4 percent, increased by 24 percent.

Reported operating profit was up 37 percent at CER at $3,163 million, reflecting lower restructuring and synergy costs and the Ethyol impairment charge ($257 million) in the first quarter of 2008. Reported earnings per share were $1.48.

Finance Income and Expense

Net finance expense was $160 million for the quarter, versus $114 million in 2008. The key drivers were the reversal of the fair value gain as described below, reduced interest received due to lower interest rates, a higher net interest expense on pension obligations, partially offset by reduced interest payable on lower debt balances.

Net finance expense included a net fair value loss of $21 million for the quarter ($44 million gain in Q1 2008) as credit spreads have reduced since the year end.  As outlined in the full year 2008 results, a net fair value gain of $130 million was recorded in 2008 mainly relating to two long-term bonds. These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS. Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the Income Statement. The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the fair value of these bonds also reflects changes in credit spreads.  The Company anticipates that the 2008 gain will reverse further in 2009 if credit spreads continue to reduce.

Taxation

The effective tax rate for the quarter was 28.6 percent compared with 29.8 percent for the same period last year. The full year tax rate for 2009 is currently anticipated to be around 29.5 percent.

Cash Flow

Cash generated from operating activities was $2,227 million in the quarter, compared with $2,391 million in the corresponding quarter in 2008.  Cash generated from operations increased by $190 million driven by strong underlying performance, although this was more than offset by a phasing related increase in tax payments of $325 million.

Net cash inflows from investing activities were $74 million in the quarter compared with outflows of $2,937 million in the corresponding quarter in 2008. The movement of $3,011 million is due primarily to the payment of $2,630 million to Merck as part of the partial retirement in 2008, the proceeds from the disposal of the Abraxane® co-promotion rights of $269 million in the quarter and a movement in the net cash flow from short-term investments and fixed deposits of $99 million.

Cash distributions to shareholders were $2,103 million through payment of the second interim dividend from 2008.

A series of option-based currency hedges have been executed to protect the current year free cash flow from adverse exchange rate movements.  The nature of these hedges is such that they will only provide protection if there is an extreme movement in exchange rates from current levels.  The cost of executing these hedges along with changes in fair value are recorded in earnings and as such may introduce some earnings volatility during the year.  This volatility is not expected to be significant unless there is an extreme adverse movement in exchange rates, in which case the hedges are likely to result in a gain.

Debt and Capital Structure

As at 31 March 2009, outstanding gross debt (including loans, short-term borrowings and overdrafts) was $11,634 million (31 December 2008: $11,848 million).  Of this debt, $1,628 million is due within one year (31 December 2008: $993 million), which we currently anticipate repaying from current cash balances of $4,441 million and business cash flows, without the need to refinance.  Outstanding net debt of $6,853 million has decreased by $321 million since 31 December 2008.

AstraZeneca PLC

Share Repurchases

As announced in 2008, the Group’s share repurchase programme has been suspended.  As a result, during the first quarter, no shares were re-purchased. In the quarter, 0.2 million shares were issued in consideration of share option exercises for a total of $6 million.

The total number of shares in issue at 31 March 2009 was 1,448 million.

Calendar

30 April 2009	Annual General Meeting
30 July 2009	Announcement of second quarter and half year 2009 results
29 October 2009	Announcement of third quarter and nine months 2009 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen (London)	(020) 7304 5130/5033
	Earl Whipple (Wilmington)	(302) 885 8197
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hard/James Mead (London)	(020) 7304 5322/5084
	Jonathan Hunt (London)	(020) 7304 5087
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Item 14

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 March	2009 $m	2008 $m
Revenue	7,701	7,677
Cost of sales	(1,383)	(1,502)
Gross profit	6,318	6,175
Distribution costs	(64)	(66)
Research and development	(980)	(1,236)
Selling, general and administrative costs	(2,376)	(2,737)
Other operating income and expense	265	121
Operating profit	3,163	2,257
Finance income	113	258
Finance expense	(273)	(372)
Profit before tax	3,003	2,143
Taxation	(859)	(638)
Profit for the period	2,144	1,505
Other comprehensive income:
Foreign exchange arising on consolidation	(231)	287
Foreign exchange differences on borrowings forming net investment hedges	129	(167)
Net available for sale losses taken to equity	(11)	(14)
Actuarial (loss)/gain for the period	(570)	290
Income tax relating to components of other comprehensive income	125	(26)
Other comprehensive income for the period, net of tax	(558)	370
Total comprehensive income for the period	1,586	1,875

Profit/(loss) attributable to:
Owners of the parent	2,146	1,503
Non-controlling interests	(2)	2
	2,144	1,505

Total comprehensive income attributable to:
Owners of the parent	1,588	1,865
Non-controlling interests	(2)	10
	1,586	1,875

Basic earnings per $0.25 Ordinary Share	$1.48	$1.03
Diluted earnings per $0.25 Ordinary Share	$1.48	$1.03
Weighted average number of Ordinary Shares in issue (millions)	1,447	1,457
Diluted average number of Ordinary Shares in issue (millions)	1,448	1,457

Condensed Consolidated Statement of Financial Position

	As at 31 Mar 2009 $m	As at 31 Dec 2008 $m	As at 31 Mar 2008 $m
ASSETS Non-current assets
Property, plant and equipment	6,820	7,043	8,486
Goodwill	9,855	9,874	9,906
Intangible assets	12,040	12,323	13,778
Derivative financial instruments	416	449	239
Other investments	149	156	197
Deferred tax assets	1,383	1,236	1,400
	30,663	31,081	34,006
Current assets
Inventories	1,702	1,636	2,169
Trade and other receivables	7,126	7,261	7,054
Derivative financial instruments	-	-	36
Other investments	49	105	55
Income tax receivable	2,534	2,581	2,218
Cash and cash equivalents	4,441	4,286	2,920
	15,852	15,869	14,452
Total assets	46,515	46,950	48,458
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(1,628)	(993)	(3,886)
Trade and other payables	(7,150)	(7,178)	(7,194)
Derivative financial instruments	(125)	(95)	-
Provisions	(479)	(600)	(531)
Income tax payable	(4,667)	(4,549)	(4,071)
	(14,049)	(13,415)	(15,682)
Non-current liabilities
Interest bearing loans and borrowings	(10,006)	(10,855)	(11,116)
Derivative financial instruments	-	(71)	-
Deferred tax liabilities	(3,110)	(3,126)	(4,322)
Retirement benefit obligations	(3,174)	(2,732)	(1,755)
Provisions	(514)	(542)	(490)
Other payables	(133)	(149)	(226)
	(16,937)	(17,475)	(17,909)
Total liabilities	(30,986)	(30,890)	(33,591)
Net assets	15,529	16,060	14,867
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	362	362	364
Share premium account	2,052	2,046	1,889
Other reserves	1,947	1,932	1,882
Retained earnings	11,022	11,572	10,585
	15,383	15,912	14,720
Non-controlling interests	146	148	147
Total equity	15,529	16,060	14,867

Condensed Consolidated Statement of Cash Flows

For the quarter ended 31 March	2009 $m	2008 $m
Cash flows from operating activities
Profit before taxation	3,003	2,143
Finance income and expense	160	114
Depreciation, amortisation and impairment	385	702
Increase in working capital	(63)	(59)
Other non-cash movements	(295)	100
Cash generated from operations	3,190	3,000
Interest paid	(287)	(258)
Tax paid	(676)	(351)
Net cash inflow from operating activities	2,227	2,391
Cash flows from investing activities
Movement in short term investments and fixed deposits	68	(31)
Purchase of property, plant and equipment	(190)	(249)
Disposal of property, plant and equipment	15	14
Purchase of intangible assets	(94)	(2,689)
Disposal of intangible assets	269	-
Purchase of non-current asset investments	(10)	(29)
Disposal of non-current asset investments	1	-
Interest received	24	61
Dividends paid by subsidiaries to minority interest	(9)	(14)
Net cash inflow/(outflow) from investing activities	74	(2,937)
Net cash inflow/(outflow) before financing activities	2,301	(546)
Cash flows from financing activities
Proceeds from issue of share capital	6	1
Dividends paid	(2,103)	(2,007)
Movement in short term borrowings	(157)	(375)
Net cash outflow from financing activities	(2,254)	(2,381)
Net increase/(decrease) in cash and cash equivalents in the period	47	(2,927)
Cash and cash equivalents at the beginning of the period	4,123	5,727
Exchange rate effects	(25)	1
Cash and cash equivalents at the end of the period	4,145	2,801
Cash and cash equivalents consists of:
Cash and cash equivalents	4,441	2,920
Overdrafts	(296)	(119)
	4,145	2,801

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2008	364	1,888	1,902	10,624	14,778	137	14,915
Profit for the period	-	-	-	1,503	1,503	2	1,505
Other comprehensive income	-	-	-	362	362	8	370
Transfer to other reserve	-	-	(20)	20	-	-	-
Transactions with owners:
Dividends	-	-	-	(1,967)	(1,967)	-	(1,967)
Issue of AstraZeneca PLC Ordinary shares	-	1	-	-	1	-	1
Share-based payments	-	-	-	43	43	-	43
At 31 March 2008	364	1,889	1,882	10,585	14,720	147	14,867

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	2,146	2,146	(2)	2,144
Other comprehensive income	-	-	-	(558)	(558)	-	(558)
Transfer to other reserve	-	-	15	(15)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,171)	(2,171)	-	(2,171)
Issue of AstraZeneca PLC Ordinary shares	-	6	-	-	6	-	6
Share-based payments	-	-	-	48	48	-	48
At 31 March 2009	362	2,052	1,947	11,022	15,383	146	15,529

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements (“interim financial statements”) for the quarter ended 31 March 2009 have been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union.  Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2008.

During the year, the Group has applied IAS 1 Presentation of Financial Statements (revised 2007) which has introduced a number of terminology changes (including titles for the condensed primary statements) and has resulted in a number of changes in presentation and disclosure. The revised standard has had no impact on the reported results or financial position of the Group. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IFRS 8 Operating Segments, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the interim financial statements have been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2008.

The comparative figures for the financial year ended 31 December 2008 are not the Company's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2      NET DEBT

The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2009 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 Mar 2009 $m
Loans due after one year	(10,855)	-	714	135	(10,006)
Current instalments of loans	(650)	-	(703)	44	(1,309)
Total loans	(11,505)	-	11	179	(11,315)
Other investments - current	105	(68)	13	(1)	49
Net derivative financial instruments	283	-	8	-	291
Cash and cash equivalents	4,286	180	-	(25)	4,441
Overdrafts	(163)	(133)	-	-	(296)
Short term borrowings	(180)	157	-	-	(23)
	4,331	136	21	(26)	4,462
Net debt	(7,174)	136	32	153	(6,853)

Non-cash movements in the period include fair value adjustments under IAS 39.

3    RESTRUCTURING AND SYNERGY COSTS

Profit before tax for the quarter ended 31 March 2009 is stated after charging restructuring and synergy costs of $72 million ($117 million in 2008).  These have been charged to the income statement as follows:

	1st Quarter 2009 $m	1st Quarter 2008 $m
Cost of sales	31	32
Research and development	-	54
Selling, general and administrative costs	41	31
Total	72	117

4      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and anti-trust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2008.

Unless noted otherwise below or in the Annual Report and Form 20-F Information 2008, no provisions have been established in respect of the claims discussed below.

Crestor (rosuvastatin)
Patent litigation – US
As previously disclosed, in January 2008 abbreviated new drug application-filers sued by AstraZeneca in the District of Delaware for infringement of the Patent No. RE37,314 (the '314 patent), responded to AstraZeneca's pleadings, some submitting jurisdictional motions seeking dismissals of parties and claims. In November 2008, the Court issued a magistrate's Report and Recommendation Regarding Motions to Dismiss deciding the defendants' various jurisdictional motions.  In January 2009, the Court adopted the magistrate's recommendations.

In March 2009, Magistrate Judge Leonard Stark heard argument and reserved judgment in the Court’s Markman Hearing in respect of claim construction of the ‘314 patent claims. Discovery proceeds under an amended schedule.

As previously disclosed, in October 2008, Teva Pharmaceuticals Industries Ltd. (Teva), filed a patent infringement lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca PLC, AstraZeneca UK Limited and IPR Pharmaceuticals, Inc. in the Eastern District of Pennsylvania. In January 2009, AstraZeneca PLC and AstraZeneca UK Limited moved for dismissal on jurisdictional grounds. The Court administratively dismissed the motions without prejudice to allow time for discovery. In April 2009, AstraZeneca PLC and AstraZeneca UK Limited renewed those motions, which will proceed. In March 2009, AstraZeneca moved to transfer the case to the US District Court, District of Delaware. On 8 April 2009, AstraZeneca also moved to strike Teva’s jury demand. Discovery is continuing.

Patent litigation – Canada
On 1 April 2009, AstraZeneca Canada Inc. received a Notice of Allegation from Cobalt Pharmaceuticals, Inc. (Cobalt) in respect of Canadian Patent Nos. 2,072,945 (the '945 patent) and 2,313,783 (the '783 patent) listed on the Patent Register in Canada for Crestor. Cobalt claims that the '945 patent is not infringed and invalid; and that the '783 patent is not infringed and invalid.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Prilosec OTC (omeprazole magnesium)
Patent litigation
As previously disclosed, in June 2007 Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited (together Dr. Reddy’s) notified AstraZeneca that Dr. Reddy’s had submitted an abbreviated new drug application (ANDA) seeking FDA approval to market a 20mg delayed release omeprazole magnesium product for the OTC market. In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the Southern District of New York in response to Dr. Reddy’s Paragraph IV certifications.  In July 2008, Dr. Reddy’s filed a motion for summary judgment of non-infringement of the patents-in-suit.  In March 2009, the Court granted Dr. Reddy’s motion for summary judgment of non-infringement of the patents-in-suit.  AstraZeneca is considering options including appeal of the Court’s summary judgment decision to the United States District Court for the Federal Circuit.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Prilosec OTC.

Nexium (esomeprazole magnesium)
Sales and marketing practices
As previously disclosed, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. In June 2008, AstraZeneca filed oppositions to the class certification motions filed in the California and Massachusetts cases, and also filed motions for summary judgment in California and Massachusetts. In March 2009, the California Court granted AstraZeneca’s motions for summary judgment, ending the claims of all named plaintiffs. The Court also denied plaintiffs’ motion for class certification. Oral argument on the Massachusetts motions is scheduled for 6 and 7 May 2009.

As previously disclosed, the US Court of Appeals for the 3rd Circuit had affirmed the dismissal of a similar case filed in Delaware Federal Court, and the plaintiffs had filed a petition for certiorari in the US Supreme Court. In March 2009, the US Supreme Court granted certiorari, vacated the 3rd Circuit decision and remanded the case back to the 3rd Circuit for reconsideration in light of the Supreme Court’s pre-emption decision in Wyeth v. Levine. AstraZeneca expects a briefing schedule to be established within the next few months.

Patent litigation
As previously disclosed in December 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Sandoz, Inc. (Sandoz) that Sandoz had submitted an ANDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules alleging invalidity and/or non-infringement in respect of certain AstraZeneca US patents. In January 2009, AstraZeneca commenced patent infringement litigation in the District of New Jersey in response. No trial date has been set.

As previously disclosed, in May and June 2008, AstraZeneca received a complaint from IVAX Pharmaceuticals Inc. and IVAX Corporation (together IVAX) and a complaint from Dr. Reddy's for declaratory judgments of non-infringement and/or invalidity for patents that were not previously at issue in the ongoing infringement litigations. In August 2008, the Court dismissed the IVAX and Dr. Reddy's declaratory judgment actions as to certain patents and stayed the declaratory judgment actions as to remaining patents at issue. In January 2009, the Court vacated the August 2008 Orders that had dismissed and stayed the declaratory judgment actions. As a result, the IVAX and Dr. Reddy's declaratory judgment actions are proceeding. No trial date has been set.

As previously disclosed, in January 2006 AstraZeneca received a Paragraph IV Certification notice-letter from IVAX that IVAX had submitted an ANDA to the FDA for 20mg and 40mg esomeprazole magnesium delayed-release capsules. The ANDA contained Paragraph IV certifications of invalidity and/or non-infringement in respect of certain AstraZeneca US patents listed in the FDA Orange Book with reference to Nexium. In March 2006, AstraZeneca commenced wilful patent infringement litigation in the US District Court for the District of New Jersey against IVAX, its parent Teva Pharmaceuticals, and their affiliates. In December 2008, the Court granted AstraZeneca's motion to add Cipla, Ltd. as a defendant in the IVAX/Teva litigation. In January 2008, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against Dr. Reddy’s in response to Dr. Reddy’s Paragraph IV certifications regarding Nexium.   In March 2009, the Court consolidated the IVAX/Teva, Cipla and Dr. Reddy’s patent infringement litigations.  The Court has indicated trial in the consolidated patent infringement litigation as soon as January 2010.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Pulmicort Respules (budesonide inhalation suspension)
Patent litigation
In March 2009, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Apotex, Inc. and Apotex Corp. (together Apotex) seeking a declaration of patent infringement. The lawsuit follows the FDA approval of an ANDA filed by Apotex and concerns Apotex’s intent to market a generic version of AstraZeneca’s Pulmicort Respules in the US prior to the expiration of AstraZeneca’s patents.  On 16 April, the Court issued a Temporary Restraining Order barring Apotex from launching its generic version of Pulmicort Respules until further order of the Court.  On 27 April, the Court commenced a hearing to determine whether to continue the injunction.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
In February 2009, the State of New Mexico filed a lawsuit against AstraZeneca, similar to the previously disclosed suits filed by Pennsylvania, Arkansas, Montana and South Carolina, which seek compensation for costs incurred by the state for the treatment of Medicaid and other public assistance beneficiaries who allegedly developed diabetes, hyperglycemia and other conditions as a result of using Seroquel without adequate warning. In addition, these lawsuits seek reimbursement of payments made by the state Medicaid programs for prescriptions that relate to so-called non-medically accepted indications of Seroquel.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As of 13 April 2009, AstraZeneca was defending approximately 9,976 served or answered lawsuits involving approximately 16,198 plaintiff groups. To date, approximately 2,383 additional cases have been dismissed by order or agreement and approximately 1,500 of those cases have been dismissed with prejudice.

On 30 January 2009 and 6 February 2009, the federal judge presiding over the Seroquel Multi-District Litigation (MDL) in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases.  The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit. The federal MDL court has stayed all remaining Florida cases pending a decision on that appeal and is currently evaluating the procedural posture of all non-Florida cases.

The first trial is scheduled to begin in Delaware state court on 29 June 2009. AstraZeneca expects that an additional two to four trials may be scheduled to commence in 2009. AstraZeneca is also aware of approximately 59 additional cases that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Co., Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company. AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

Patent litigation
In December 2008, Teva announced that the US Food and Drug Administration (FDA) had tentatively approved its generic quetiapine tablets. In July 2008, the US District Court, District of New Jersey had granted AstraZeneca's motion for summary judgment of No Inequitable Conduct. Teva and Sandoz appealed to the Federal Circuit Court of Appeals. In December 2008, the parties completed briefing. A three-judge panel of the Federal Circuit Court of Appeals heard oral argument in March 2009. The Court reserved judgment. A decision is pending.

In February 2009, AstraZeneca received a second Paragraph IV Certification notice-letter from Sandoz advising that it had amended its ANDA seeking approval to market a generic version of 25mg Seroquel tablets before expiration of AstraZeneca's patents covering the product. The amended ANDA seeks approval to market 50mg, 100mg, 150mg, 200mg, 300mg and 400mg tablets. In March 2009, AstraZeneca filed a second lawsuit in US District Court, District of New Jersey against Sandoz alleging infringement of AstraZeneca's patent covering the active ingredient of Seroquel tablets. The filing of this additional lawsuit triggered a 30-month stay of FDA final approval for Sandoz’s 50mg, 100mg, 150mg, 200mg, 300mg and 400mg ANDA products.

Patent litigation - Seroquel XR
AstraZeneca lists two patents in the FDA's Orange Book referencing Seroquel XR: US Patent No. 4,879,288 (the '288 patent) covering quetiapine fumarate, the active ingredient, and US Patent No. 5,948,437 (the '437 patent) covering extended-release formulations, processes and methods in respect of quetiapine fumarate.

In October and November 2008, AstraZeneca received a third and fourth Paragraph IV Certification notice-letter from Handa Pharmaceuticals (Handa) advising that it had submitted an ANDA seeking approval to market generic versions of 50mg and 150mg Seroquel XR tablets before expiration of AstraZeneca's patents covering the product. In October 2008, AstraZeneca filed a second lawsuit in District of New Jersey against Handa alleging infringement of AstraZeneca's patents covering the active ingredient and formulation of Seroquel XR 50mg tablets.  In December 2008, AstraZeneca filed a third lawsuit against Handa alleging infringement of AstraZeneca's patents covering the active ingredient and formulation of Seroquel XR 150mg tablets. The filing of these additional lawsuits triggered 30-month stays of FDA final approval for Handa's 50mg and 150mg ANDA products.

For purposes of discovery, the three Handa actions and the previously disclosed Accord action have been consolidated under a common scheduling order. The consolidated matter proceeds.

In December 2008, AstraZeneca received a Paragraph IV Certification notice-letter from Biovail Laboratories International SRL (Biovail) stating that it had submitted an ANDA seeking approval to market generic versions of 200mg, 300mg and 400mg Seroquel XR tablets before the expiration of AstraZeneca's two listed patents covering Seroquel XR alleging non-infringement and invalidity in respect of AstraZeneca's patents. In January 2009, AstraZeneca filed a lawsuit in the District of New Jersey against Biovail alleging infringement of AstraZeneca's '288 and '437 patents covering Seroquel XR 200mg, 300mg and 400mg tablets. The filing of this lawsuit triggered a 30-month stay of FDA final approval for Biovail's ANDA products.

In January 2009, AstraZeneca received a second Paragraph IV Certification notice-letter from Accord advising that it had submitted an ANDA seeking approval to market a generic version of 150mg Seroquel XR tablets before expiration of AstraZeneca's ‘437 patent covering the product. In February 2009, AstraZeneca filed a second lawsuit in the District of New Jersey against Accord alleging infringement of AstraZeneca's patent covering the formulation of Seroquel XR 150mg tablets. The filing of this additional lawsuit triggered a 30-month stay of FDA final approval for Accord’s 150mg ANDA product.

The three matters proceed in co-ordinated discovery. In April 2009, AstraZeneca moved to stay discovery respecting the ‘288 patent covering the active ingredient in Seroquel XR, pending the decision of the Federal Circuit Court of Appeals in the above described related case of AstraZeneca v. Teva and Sandoz, which pertains to ANDAs for Seroquel.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Seroquel and Seroquel XR.

Atacand (candesartan cilexetil)
Patent litigation – Canada
On 3 April 2009, AstraZeneca Canada Inc. received a Notice of Allegation from Sandoz Canada Inc. (Sandoz) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Patent Register in Canada for Atacand.  Sandoz has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Patent Register.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand.

Pain pump litigation
As previously disclosed, starting in February 2008, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named as defendants and served in approximately 51 lawsuits, involving approximately 58 plaintiffs, filed in various US jurisdictions, alleging injuries caused by third-party pain pumps. The complaints in these cases generally allege that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chrondrolysis. Other named defendants in these cases are other manufacturers and distributors of bupivacaine and lidocaine and other pain medications, pain pump manufacturers, and in some cases the surgeons. To date, 38 plaintiffs have dismissed their cases against the AstraZeneca defendants while the case was in preliminary stages, and a 39th plaintiff’s case was involuntarily terminated when the court granted AstraZeneca’s motion to dismiss. The AstraZeneca defendants have filed a motion to dismiss in one additional case. In addition, two active plaintiffs have voluntarily dismissed AstraZeneca PLC but have maintained their suits against other AstraZeneca defendants.

Rights to market Sensorcaine, Xylocaine and Naropin in the US were sold to Abraxis Bioscience Inc. (Abraxis) in June 2006 but many of these lawsuits may be a retained liability under the terms of the Asset Purchase Agreement with Abraxis. To date, AstraZeneca has tendered approximately fifteen of the claims to Abraxis, twelve of which have been dismissed as described outlined above.

It was previously reported that plaintiffs moved to consolidate the federal pain pump cases under the Multi-District Litigation (MDL) process. The Judicial Panel on MDL denied that motion in August 2008. Accordingly, the cases will continue as individual lawsuits.

AstraZeneca intends to vigorously defend these cases.

Tax
As previously disclosed, AstraZeneca and Her Majesty's Revenue & Customs (HMRC) have made a joint referral to the UK Court in respect of transfer pricing between our UK and one of our overseas operations for the years 1996 to date as there continues to be a material difference between the Group’s and HMRC’s positions. An additional referral in respect of controlled foreign company aspects of the same case was made during 2008.  Absent a negotiated settlement, litigation is set to commence in 2010. Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is adequately provided.

5      FIRST QUARTER TERRITORIAL SALES ANALYSIS

			% Growth
	1st Quarter 2009 $m	1st Quarter 2008 $m	Actual	Constant Currency
US	3,624	3,401	7	7
Canada	267	322	(17)	2
North America	3,891	3,723	5	6
Western Europe**	2,176	2,405	(10)	2
Japan	497	378	31	10
Other Established ROW	161	190	(15)	14
Established ROW*	2,834	2,973	(5)	4
Emerging Europe	264	287	(8)	16
China	190	133	43	35
Emerging Asia Pacific	184	204	(10)	7
Other Emerging ROW	338	357	(5)	12
Emerging ROW	976	981	(1)	15
Total Sales	7,701	7,677	-	7

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the first quarter 2009, Western Europe sales growth excluding Synagis would be -10 percent on an actual basis and 2 percent on a constant currency basis.

6      FIRST QUARTER PRODUCT SALES ANALYSIS

	World				US
	1st Quarter 2009 $m	1st Quarter 2008 $m	Actual Growth %	Constant Currency Growth %	1st Quarter 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	1,192	1,238	(4)	2	705	(4)
Losec/Prilosec	211	252	(16)	(15)	18	(62)
Others	24	20	20	30	12	100
Total Gastrointestinal	1,427	1,510	(5)	-	735	(7)
Cardiovascular:
Crestor	969	772	26	35	478	35
Seloken/Toprol-XL	288	190	52	59	176	175
Atacand	323	346	(7)	6	61	(2)
Tenormin	66	70	(6)	(6)	4	(20)
Zestril	47	59	(20)	(14)	4	-
Plendil	61	66	(8)	(5)	3	(50)
Others	56	68	(18)	(7)	-	(100)
Total Cardiovascular	1,810	1,571	15	24	726	47
Respiratory:
Symbicort	515	471	9	24	99	125
Pulmicort	292	411	(29)	(26)	173	(37)
Rhinocort	64	80	(20)	(15)	37	(24)
Oxis	12	17	(29)	(12)	-	-
Accolate	16	18	(11)	(6)	12	-
Others	36	43	(16)	(2)	-	-
Total Respiratory	935	1,040	(10)	(1)	321	(16)
Oncology:
Arimidex	463	430	8	14	219	20
Casodex	236	316	(25)	(27)	54	(18)
Zoladex	232	255	(9)	-	11	(31)
Iressa	68	58	17	10	1	(50)
Ethyol	4	14	(71)	(71)	4	(71)
Others	80	92	(13)	(9)	26	(35)
Total Oncology	1,083	1,165	(7)	(3)	315	(2)
Neuroscience:
Seroquel	1,125	1,050	7	11	800	14
Local anaesthetics	132	138	(4)	7	8	-
Zomig	101	107	(6)	1	43	(2)
Diprivan	64	68	(6)	(1)	10	(9)
Others	10	15	(33)	(20)	1	(67)
Total Neuroscience	1,432	1,378	4	9	862	12
Infection and Other:
Synagis	545	519	5	5	471	3
Merrem	202	213	(5)	8	46	-
FluMist	2	-	n/a	n/a	2	n/a
Other Products	43	55	(22)	(15)	21	(28)
Total Infection and Other	792	787	1	5	540	2
Aptium Oncology	105	98	7	7	105	7
Astra Tech	117	128	(9)	3	20	5
Total	7,701	7,677	-	7	3,624	7

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	30 April 2009
Announcement of second quarter and half year 2009 results	30 July 2009
Announcement of third quarter and nine months 2009 results	29 October 2009

DIVIDENDS

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and
Transfer Office
The AstraZeneca Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
UK
Tel (freephone in UK):
0800 389 1580
Tel (outside UK):
+44 (0)121 415 7033
US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Registered Office 15 Stanhope Gate London W1K 1LN UK Tel: +44 (0)20 7304 5000	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of these interim financial statements and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks; the risk of patent litigation; failure to obtain patent protection; the impact of fluctuations in exchange rates; our debt-funding arrangements; bad debts; the adverse impact of a sustained economic downturn; risks relating to owning and operating a biologics and vaccines business; competition; price controls and price reductions; taxation; the risk of substantial product liability claims; the performance of new products; environmental/occupational health and safety liabilities; the development of our business in emerging markets; product counterfeiting; the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage; the difficulties of obtaining and maintaining regulatory approvals for new products; the risk of failure to observe continuing regulatory oversight; the risk that R&D will not yield new products that achieve commercial success; the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful; the risk of reliance on third parties for supplies of materials and services; the risk of failure to manage a crisis; the risk of delay to new product launches; information technology and outsourcing; risks relating to productivity initiatives and reputation.

Item 15

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 30 APRIL 2009

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2008:
VOTES FOR:                                863,615,453 (95.06%)
VOTES AGAINST:                         44,922,985 (4.94%)
The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:
VOTES FOR:                                910,394,568 (99.98%)
VOTES AGAINST:                         185,120 (0.02%)
The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:
VOTES FOR:                                902,794,992 (99.67%)
VOTES AGAINST:                         3,027,558 (0.33%)
The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:
VOTES FOR:                                903,909,501 (99.79%)
VOTES AGAINST:                         1,872,951 (0.21%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Louis Schweitzer as a Director:
VOTES FOR:                                852,999,005 (95.98%)
VOTES AGAINST:                         35,688,615 (4.02%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect David Brennan as a Director:
VOTES FOR:                                896,145,406 (99.62%)
VOTES AGAINST:                         3,429,994 (0.38%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Simon Lowth as a Director:
VOTES FOR:                                896,482,501 (99.66%)
VOTES AGAINST:                         3,062,318 (0.34%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to elect Bo Angelin as a Director:
VOTES FOR:                                909,913,836 (99.90%)
VOTES AGAINST:                         919,924 (0.10%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect John Buchanan as a Director:
VOTES FOR:                                842,555,499 (93.55%)
VOTES AGAINST:                         58,069,313 (6.45%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(f): Ordinary Resolution to re-elect Jean-Philippe Courtois as a Director:
VOTES FOR:                                907,503,373 (99.87%)
VOTES AGAINST:                         1,139,966 (0.13%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Jane Henney as a Director:
VOTES FOR:                                906,405,867 (99.75%)
VOTES AGAINST:                         2,252,688 (0.25%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to re-elect Michele Hooper as a Director:
VOTES FOR:                                907,582,907 (99.88%)
VOTES AGAINST:                         1,078,591 (0.12%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to re-elect Rudy Markham as a Director:
VOTES FOR:                                880,123,467 (96.85%)
VOTES AGAINST:                         28,583,164 (3.15%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Dame Nancy Rothwell as a Director:
VOTES FOR:                                899,859,091 (99.68%)
VOTES AGAINST:                         2,892,063 (0.32%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect John Varley as a Director:
VOTES FOR:                                899,762,070 (99.67%)
VOTES AGAINST:                         2,987,526 (0.33%)
The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:
VOTES FOR:                                835,306,128 (92.75%)
VOTES AGAINST:                         65,272,851 (7.25%)
The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2008:
VOTES FOR:                                798,618,984 (91.01%)
VOTES AGAINST:                         78,847,491 (8.99%)
The Resolution was passed as an Ordinary Resolution.

Resolution 7: Ordinary Resolution to authorise limited EU political donations:
VOTES FOR:                                881,044,594 (97.90%)
VOTES AGAINST:                         18,853,951 (2.10%)
The Resolution was passed as an Ordinary Resolution.

Resolution 8: Ordinary Resolution to authorise the Directors to allot unissued shares:
VOTES FOR:                                895,771,313 (98.59%)
VOTES AGAINST:                         12,768,256 (1.41%)
The Resolution was passed as an Ordinary Resolution.

Resolution 9: Special Resolution to authorise the Directors to disapply pre-emption rights:
VOTES FOR:                                896,019,198 (98.40%)
VOTES AGAINST:                         14,560,672 (1.60%)
The Resolution was passed as a Special Resolution.

Resolution 10: Special Resolution to authorise the Company to purchase its own shares:
VOTES FOR:                                905,634,325 (99.66%)
VOTES AGAINST:                         3,095,745 (0.34%)
The Resolution was passed as a Special Resolution.

A C N Kemp
Company Secretary
30 April 2009

Item 16

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 30 April 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,447,653,517 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,447,653,517.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
30 April 2009